Robert M. Ling, Jr.	MAILING ADDRESS
President and General Counsel	P.O. Box 513396
Los Angeles, CA 90051-1396
5200 Sheila Street
Commerce, CA 90040
TEL 323.881.4285
FAX 323.729.6601
www.unifiedgrocers.com

April 19, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unified Grocers, Inc. – Amendment No. 2 to
Registration Statement on Form S-1 (File No. 333-179659)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Unified Grocers, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) to become effective at 4:00 P.M. Eastern Time on Friday, April 20, 2012, or as soon thereafter as practicable.

In connection with this request, the undersigned, on behalf of the Company, hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert M. Ling, Jr.

Unified Grocers, Inc.

April 19, 2012

Please confirm that the Registration Statement has been declared effective by contacting Peter M. Menard (Sheppard Mullin Richter & Hampton LLP; 213.617.5483), Harry H. Demas (Deputy General Counsel at the Company; 323.881.4225) or the undersigned (323.881.4285). Questions or comments with respect to this request may be directed to any of the foregoing.

Sincerely,

/s/ Robert M. Ling, Jr.

Robert M. Ling, Jr.

cc:	Mara L. Ransom, Esq.
Catherine Brown, Esq.
Dieter King, Esq.
United States Securities and Exchange Commission

Peter M. Menard
Sheppard, Mullin, Richter & Hampton LLP